Exhibit 8.2

May 21, 2004

ChipMOS Technologies (Bermuda) Ltd.,

    No. 1, R&D Road 1,

        Science Park,

            Hsinchu Taiwan.

Ladies and Gentlemen:

We have acted as United States counsel to ChipMOS Technologies (Bermuda) Ltd. (the “Company”) in connection with the offer of common shares described in the Registration Statement on Form F-3 (the “Registration Statement”) filed by the Company on the date hereof. We hereby confirm to you that our opinion is as set forth in the Registration Statement under the caption “Taxation—United States Federal Income Taxation”.

We hereby consent to the use of our name and the filing of this letter as an exhibit to the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP